Exhibit 99.1

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended September 30, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

Contents

Management’s Responsibility for Financial Reporting

2

Report of Independent Registered Public Accounting Firm

3

Consolidated Financial Statements

Consolidated Balance Sheets

4

Consolidated Statements of Operations and Comprehensive Loss

5

Consolidated Statements of Shareholders’ Equity

6 - 7

Consolidated Statements of Cash Flows

8

Notes to Consolidated Financial Statements

9 - 44

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Pediment Gold Corp. are the responsibility of the Company’s management.  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at September 30, 2009 and 2008 and consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended September 30, 2009, 2008 and 2007 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Gary Freeman” (signed)

“John Seaman” (signed)

Gary Freeman

John Seaman

CEO

CFO

December 14, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Gold Corp. (formerly Pediment Exploration Ltd.) (an exploration stage company) as at September 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended September 30, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended September 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

December 14, 2009

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

As at September 30	2009	2008

Assets
Current
Cash and cash equivalents (note 3)	$15,553,239	$18,049,781
Amounts receivable	688,976	718,570
Due from related parties (note 9(a)(i))	19,419	4,830
Prepaid expenses and deposits (note 9(b))	126,556	208,685

Total current assets	16,388,190	18,981,866
Property and equipment (note 5)	307,237	40,769
Mineral properties (note 6)	14,546,062	10,759,924

Total assets	$31,241,489	$29,782,559

Liabilities
Current
Accounts payable and accrued liabilities	$227,517	$197,027
Due to related parties (note 9(a)(ii))	26,380	1,514

Total current liabilities	253,897	198,541
Future income tax liability (note 8)	-	65,570
Total liabilities	253,897	264,111

Shareholders’ Equity
Share capital (note 7)	61,393,374	57,856,097
Contributed surplus	7,215,180	6,010,303
Deficit accumulated in the exploration stage	(37,620,962)	(34,347,952)

Total shareholders’ equity	30,987,592	29,518,448

Total liabilities and shareholders’ equity	$31,241,489	$29,782,559

Nature of operations (note 1)

Commitments (notes 6 and 12)

Subsequent events (note 14)

Approved on behalf of the Board:

 “Chris Theodoropoulos” (signed)

“Gary Freeman” (signed)

Chris Theodoropoulos, Director

Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Canadian Dollars)

For the years ended September 30	2009	2008	2007

Expenses
Stock-based compensation (note 7(g)(i))	$1,130,920	$4,331,565	$634,366
Consultants (notes 9(c) and (d))	823,613	619,577	224,356
Salaries	383,585	569,836	123,584
Office and administration	332,912	360,725	383,303
Investor relations and promotion	285,342	180,766	413,394
Legal and audit	262,237	390,138	130,539
Travel	218,726	290,672	169,683
Transfer agent, listing and filing fees	131,685	53,767	28,553
Property costs	37,775	-	12,740
Interest and financing costs	-	-	4,190
Amortization	16,397	12,123	7,927

Total expenses	(3,623,192)	(6,809,169)	(2,132,635)

Other income (expenses)
Investment and other income	365,461	679,442	187,156
Foreign exchange gain (loss)	(80,849)	503,026	(329,179)
Write-down of mineral properties (note 6(a))	-	(2,099,553)	(333,846)

Total other income (expenses)	284,612	(917,085)	(475,869)

Loss before taxes	(3,338,580)	(7,726,254)	(2,608,504)
Future income tax recovery (expense) (note 8)	65,570	(65,570)	-
Net loss and comprehensive loss for the year	$(3,273,010)	$(7,791,824)	$(2,608,504)

Loss per share, basic and diluted	$(0.08)	$(0.20)	$(0.10)

Weighted average number of common shares outstanding	43,506,184	39,493,045	26,941,138

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus		Total
	Shares	Amount			Shareholders' Equity

Balance, September 30, 2006	23,609,052	$28,584,935	$1,086,426	$(23,947,624)	$ 5,723,737
Shares issued during the year
For cash
Private placements, net of share issue costs (notes 7(c)(vii), (viii) and (ix))	6,259,502	7,173,020	157,318	-	7,330,338
Exercise of warrants	3,284,581	2,202,095	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	269,050
For mineral property data (note 7(c)(vi))	10,000	8,600	-	-	8,600
Transfer of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-
Stock-based compensation for the year (note 7(g))	-	-	634,366	-	634,366
Net loss for the year	-	-	-	(2,608,504)	(2,608,504)

Balance, September 30, 2007	33,638,135	38,558,024	1,557,786	(26,556,128)	13,559,682
Shares issued during the year
For cash
Private placements, net of share issue costs (note 7(c)(v))	5,950,300	16,816,005	240,851	-	17,056,856
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
For mineral property data (note 7(c)(iv))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$(34,347,952)	$29,518,448

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit accumulated in the exploration stage
	Share Capital		Contributed Surplus		Total
	Shares	Amount			Shareholders' Equity

Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$29,518,448
Shares issued during the year
For cash
Private placements, net of share issue costs (note 7(c)(i))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 6(b)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 6(b)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 7(g))	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(3,273,010)	(3,273,010)

Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(37,620,962)	$30,987,592

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

 (An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the years ended September 30	2009	2008	2007

Operating activities
Net loss for the year	$(3,273,010)	$(7,791,824)	$(2,608,504)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization	16,397	12,123	7,927
Stock-based compensation	1,130,920	4,331,565	634,366
Write-down of mineral properties	-	2,099,553	333,846
Future income tax (recovery) expense	(65,570)	65,570	-
Unrealized loss on foreign exchange	55,623	13,062	2,222
Changes in operating assets and liabilities:
Amounts receivable	29,594	(420,423)	(206,589)
Prepaid expenses and deposits	82,129	(206,474)	(434)
Accounts payable and accrued liabilities	(40,858)	52,027	22,623

Cash used in operating activities	(2,064,775)	(1,844,821)	(1,814,543)

Investing activities
Purchase of property and equipment	(282,865)	(22,539)	(6,232)
Expenditures and advances on mineral properties	(2,446,074)	(9,621,248)	(2,457,592)

Cash used in investing activities	(2,728,939)	(9,643,787	(2,463,824)

Financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs	2,342,518	19,347,525	9,801,483
Due from/to related parties	10,277	13,091	(4,828)

Cash provided by financing activities	2,352,795	19,360,616	9,796,655

Foreign exchange effect on cash	(55,623)	(13,062)	(2,222)
(Decrease) increase in cash and cash equivalents	(2,496,542)	7,858,946	5,516,066
Cash and cash equivalents, beginning of year	18,049,781	10,190,835	4,674,769

Cash and cash equivalents, end of year	$15,553,239	$18,049,781	$10,190,835
Cash and cash equivalents consists of:
Cash	$5,281,512	$2,424,466	$500,511
Cash equivalents	10,271,727	15,625,315	9,690,324
	$15,553,239	$18,049,781	$10,190,835

Supplemental disclosure with respect to cash flows (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

1.

NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.  On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp.  As of March 2, 2009, the Company’s shares were delisted from the TSX Venture Exchange (“TSX-V”) and commenced trading on the Toronto Stock Exchange (“TSX”).

The Company reported a net loss of $3,273,010 (2008 - $7,791,824; 2007 - $2,608,504) for the year ended September 30, 2009 and has an accumulated deficit of $37,620,962 as at September 30, 2009 (2008 - $34,347,952).  As at September 30, 2009, the Company had $16,134,293 (2008 - $18,783,325) in working capital, which is sufficient capital to cover its fiscal 2010 planned expenditures. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars, which is the Company’s functional and reporting currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”), Pediment Exploration Mexico, S. de C.V. (“Pediment Mexico”), Minexson S.A. de C.V. (“Minexson”), Megashear Mining-Exploration S.A. de C.V (“Megashear”) and Minera Sud California S.A. de C.V. (“Sud California”).  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Adoption of new accounting standards

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook:

(i)

Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The adoption of this policy had no impact on the Company’s consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Adoption of new accounting standards (Continued)

 (ii)

Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this policy had no impact on the Company’s consolidated financial statements.

(c)

Cash and cash equivalents

Cash and cash equivalents is comprised of cash and highly liquid temporary investments cashable within ninety days from the original dates of acquisition and can be converted to known amounts of cash.

(d)

Equipment

Equipment is recorded at cost and amortized using the following annual rates and methods:

Computer equipment

-30% declining balance

Office furniture

-20% declining balance

Vehicles

-25% straight-line

Mining equipment

-12% straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

(e)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(h)

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale, or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income or loss is the overall change in net assets at the Company for a period, other than changes attributed to transactions with shareholders.  It is made up of net income and other comprehensive income.  Other comprehensive income or loss includes gains or losses that GAAP requires to be recognized in a period but are excluded from net income for that period.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments and comprehensive income (Continued)

The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s statements of operations equals comprehensive loss.

(i)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the period in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Upon commencement of such production, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates for amortization of equipment, the recoverability of mineral property interests, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(k)

Foreign currency translation

Integrated foreign operations are translated using the temporal method.  Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the exchange rate prevailing on the transaction date.

Gains and losses arising from this translation of foreign currencies are included in the determination of net loss for the period.

(l)

Asset retirement obligations (“ARO”)

The Company’s proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions in which it operates governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

Asset retirement obligations (“ARO”) (Continued)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has determined that it has no material AROs to record in these consolidated financial statements.

(m)

Proceeds on unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(n)

Non-monetary transactions

Shares issued for consideration other than cash are valued at the quoted market price at the date of issuance.

(o)

Future changes in accounting policies

(i)

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Future changes in accounting policies (Continued)

(ii)

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on or after October 1, 2011.  The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.  The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The fair value of financial instruments at September 30, 2009 and 2008 is summarized as follows:

	2009		2008
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading
Cash and cash equivalents	$15,553,239	$15,553,239	$18,049,781	$18,049,781

Loans and receivables
Amounts receivable (excluding taxes receivable)	$25,726	$25,726	$61,516	$61,516
Due from related parties	$19,419	N/A	$4,830	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$227,517	$227,517	$197,027	$197,027
Due to related parties	$26,380	N/A	$1,514	N/A

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3.

FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company’s investment policy.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008

Held at major Canadian financial institutions:
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315

	15,409,674	17,736,683
Held at major Mexican financial institutions:
Cash	143,565	313,098

Total cash and cash equivalents	$15,553,239	$18,049,781

Included in cash equivalents at September 30, 2009 are cashable guaranteed investment certificates earning interest between 0.25% and 2.66% (2008 - 2.00% and 2.95%) and maturing at various dates between October 18, 2009 and September 8, 2010 (2008 - October 18, 2008 and September 8, 2009). Cash equivalents that matured on October 18, 2009 and December 10, 2009 were reinvested.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3.

FINANCIAL INSTRUMENTS (Continued)

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at September 30, 2009 in the amount of $15,553,239 (2008 - $18,049,781) in order to meet its planned expenditures and obligations for the next year.  At September 30, 2009, the Company had accounts payable and accrued liabilities of $227,517 (2008 - $197,027) and amounts due to related parties of $26,380 (2008 - $1,514), which will become due for payment within three months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

Interest rate risk

Interest rate risk consists of two components:

(a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009 and 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (continued)

(ii)

Foreign currency risk (continued)

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2009	2008

CDN $: MXN peso exchange rate variance	+9%	+11%

Net loss and comprehensive loss	$84,825	$122,495

CDN $: MXN peso exchange rate variance	-9%	-11%

Net loss and comprehensive loss	$(101,603)	$(152,774)

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

4.

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

4.

CAPITAL MANAGEMENT (Continued)

Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company’s approach to capital management during the year.

5.

PROPERTY AND EQUIPMENT

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$32,005	$21,811	$10,194	$37,179	$11,908	$25,271
Office furniture	28,370	9,508	18,862	21,707	6,209	15,498
Vehicles	18,748	3,195	15,553	-	-	-
Mining equipment	57,330	-	57,330	-	-	-
Land	205,298	-	205,298	-	-	-
	$341,751	$34,514	$307,237	$58,886	$18,117	$40,769

At September 30, 2009, the Company’s mining equipment is under development; therefore, it will be amortized once it is ready for use.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

 (An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$-	$410,731	$3,385,091

Acquisition costs	-	1,322,668	-	-	1,297,697	-	2,620,365

Deferred exploration costs
Geological services	14,330	215,998	2,256	28,288	231,124	48,842	540,838
Tax on surface rights	8,156	42,882	7,177	17,390	68,596	61,931	206,132
Drilling, sampling and testing	3,840	3,789,126	-	197,792	616,782	12,713	4,620,253
Technical assistance	7,751	52,526	417	7,019	33,850	15,032	116,595
Leasing	18,545	134,576	-	53,921	221,585	14,771	443,398
Salaries and fees	53,813	365,838	-	23,355	168,017	-	611,023
Miscellaneous	17,794	182,608	251	29,404	77,312	8,413	315,782

Total deferred exploration costs for the year	124,229	4,783,554	10,101	357,169	1,417,266	161,702	6,854,021

Total acquisition and exploration costs for the year	124,229	6,106,222	10,101	357,169	2,714,963	161,702	9,474,386

Mineral properties balance before write down	392,713	8,044,957	178,570	955,841	2,714,963	572,433	12,859,477

Write-down of mineral properties	(392,712)	-	(178,569)	(955,840)	-	(572,432)	(2,099,553)
Balance, September 30, 2008	$1	$8,044,957	$1	$1	$2,714,963	$1	$10,759,924

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES (Continued)

(a)

Capitalized mineral property expenditures (Continued):

	San Antonio Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2008	$8,044,957	$2,714,963	$4	$10,759,924

Acquisition costs	1,175,000	889,341	-	2,064,341

Deferred exploration costs
Geological services	164,764	71,545	-	236,309
Tax on surface rights	74,888	32,873	-	107,761
Drilling, sampling and testing	82,882	636,447	-	719,329
Technical assistance (note 9(f))	116,932	167,250	-	284,182
Leasing	35,879	52,933	-	88,812
Salaries and fees	37,911	-	-	37,911
Miscellaneous	106,428	113,094	-	219,522
Stock-based compensation (note 7(g)(i))	13,986	13,985	-	27,971
Total deferred exploration costs for the year	633,670	1,088,127	-	1,721,797
Total acquisition and exploration costs for the year	1,808,670	1,977,468	-	3,786,138

Balance, September 30, 2009	$9,853,627	$4,692,431	$4	$14,546,062

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)

San Antonio Project

San Antonio consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 7(c)(iv)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(i)

San Antonio (Continued)

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 7(c)(iii)).

(ii)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(ii)

La Colorada Project (continued)

On February 12, 2008, the Company entered into an option agreement (referred to as the “RECAMI” agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:

US$100,000 – February 8, 2008 ($102,491 paid)

US$100,000 – March 23, 2009 ($121,131 paid)

US$100,000 – March 3, 2010

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 (note 7(c)(ii))

Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010

Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions from the Penoles group totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground as well as additional exploration potential west of the pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

(iii)

Other Projects

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(iii)

Other Projects (Continued)

Caborca Project (Continued)

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payment of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended during 2008.  Upon earning the 70% interest, a joint venture would have been formed with each party paying their pro-rata share of ongoing expenses.

During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement and the Company decided not to pursue this property and, accordingly, the Company wrote-down $392,712 in acquisition and exploration expenditures.

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $178,569 in acquisition and exploration expenditures.

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.

During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $955,840 in acquisition and exploration expenditures.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(iv)

Other Projects (Continued)

Other

The Company holds title to various exploration stage projects, all of which are located within Mexico.  These projects consist of the following: Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe and Pitalla 3.

During the year ended September 30, 2008, the Company decided not to pursue these projects and, accordingly, wrote-down $572,432 in acquisition and exploration expenditures.

(c)

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.  The amounts shown for acquisition and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(d)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

6.

MINERAL PROPERTIES (Continued)

(e)

Environmental (Continued)

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2009, there are no common shares held in escrow (2008 – 442,556).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow.  Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c)

Private placements and shares issued for property

(i)

On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011.  As part of the finder’s fee arrangement, $145,035 was paid in cash and 257,840 finder’s warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(ii)

During the year ended September 30, 2009, 75,760 common shares were issued in relation to the acquisition of mineral concessions (note 6(b)(ii)).  The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (Continued)

(iii)

During the year ended September 30, 2009, 2,500,000 common shares were issued in relation to the acquisition of the San Antonio Project (note 6(b)(i)).  The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(iv)

During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 6(b)(i)).  The fair value of these shares based upon their market value at the time of issue was $71,500.

(v)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 261,965 finder’s warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(vi)

During the year ended September 30, 2007, a total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(vii)

On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009.  As part of the finder’s fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 307,200 finder’s warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009. Cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (Continued)

(viii)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

(ix)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit, for gross proceeds of $1,226,252, which were allocated to share capital.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

(d)

Stock options

Pursuant to the policies of the TSX, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2009 and 2008 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price – Outstanding Options

Balance, September 30, 2007	2,500,000	1,795,000	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.67
Vested in year	-	611,250	$0.80
Forfeited	(156,250)	(112,500)	$1.74
Granted	2,340,000	2,140,000	$2.15
Balance, September 30, 2008	3,642,500	3,392,500	$1.61

Exercised	(132,500)	(132,500)	$0.59
Vested in year	-	250,000	$1.76
Cancelled	(1,145,000)	(1,145,000)	$1.32
Forfeited	(232,500)	(232,500)	$2.61
Expired	(80,000)	(80,000)	$0.85
Granted	1,720,000	1,495,000	$0.74

Balance, September 30, 2009	3,772,500	3,547,500	$0.98

As at September 30, 2009, 3,547,500 of the 3,772,500 options outstanding have vested. The vested options have a weighted average exercise price of $0.99 (2008 - $1.61), a weighted average contractual life of 3.12 years (2008 - 3.62 years) and a weighted average fair value of $0.74 (2008 - $1.36). The 225,000 options that have not vested at September 30, 2009 have a weighted average exercise price of $0.90 (2008 - $1.75), a weighted average remaining contractual life of 1.92 years (2008 - 4.01 years) and a weighted average fair value of $0.46 (2008 - $2.15).

During the year ended September 30, 2009, the options that vested had a weighted average fair value of $2.16 (2008 - $0.63), the options forfeited have a weighted average fair value of $1.03 (2008 - $1.28), and the options that were granted had a weighted average fair value of $0.56 (2008 - $1.78).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2009 and 2008:

	Exercise Price	Remaining Contractual Life (in years)		Number of Options
Expiry Date		2009	2008	2009	2008

April 4, 2009	$0.85	-	0.51	-	80,000
February 12, 2010	$0.60	0.37	1.37	50,000	150,000
July 21, 2010	$0.50	0.81	1.81	25,000	25,000
July 21, 2010	$0.63	0.81	1.81	290,000	290,000
April 25, 2011	$0.80	1.57	2.57	415,000	415,000
August 2, 2011	$0.55	1.84	2.84	205,000	230,000
February 12, 2012	$0.60	2.37	3.37	50,000	50,000
March 23, 2012	$0.73	2.48	3.48	37,500	37,500
April 27, 2012	$0.78	2.58	3.58	50,000	50,000
October 25, 2012	$1.88	-	4.07	-	400,000
November 16, 2012	$3.00	-	4.13	-	815,000
June 17, 2013	$1.60	3.72	4.72	1,100,000	1,100,000
December 12, 2013	$0.60	4.20	-	580,000	-
May 4, 2011	$0.90	1.59	-	200,000	-
May 4, 2012	$0.90	2.59	-	100,000	-
May 11, 2010	$0.84	0.61	-	80,000	-
May 11, 2014	$0.84	4.61	-	590,000	-
		3.05	3.62	3,772,500	3,642,500

(e)

Warrants

At September 30, 2009, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009

$1.05	November 2, 2008	232,000	-	-	(232,000)	-
$2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$2.05	February 21, 2009	131,174	-	-	(131,174)	-
$3.75	June 3, 2009	2,975,150	-	-	(2,975,150)	-
$3.80	June 3, 2009	261,965	-	-	(261,965)	-
$0.90	March 30, 2011	-	1,611,500	-	-	1,611,500

		5,398,348	1,611,500	-	(5,398,348)	1,611,500

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(e)

Warrants (Continued)

At September 30, 2008, the Company has outstanding warrants to purchase an aggregate 5,398,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008

$1.00	September 30, 2008	715,834	-	(695,834)	(20,000)	-
$1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$3.80	June 3, 2009	-	261,965	-	-	261,965

		3,335,284	3,237,115	(1,154,051)	(20,000)	5,398,348

(f)

Finder’s warrants

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009

$0.83	March 30, 2011	-	257,840	-	-	257,840

The 257,840 finder’s warrants are exercisable at $0.83 per warrant to March 30, 2011 for units where each unit consists of one common share and one-half of one share purchase warrant.  Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

(g)

Stock-based compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2009	2008	2007

Salaries – employees/directors	$838,526	$3,028,069	$536,950
Consultants	229,801	1,303,496	97,416
Investor relations	62,593	-	-
Mineral properties	27,971	-	-
	$1,158,891	$4,331,565	$634,366

During the year ended September 30, 2009, $27,971 (2008 - $nil; 2007 - $nil) in stock-based compensation was allocated to mineral properties and the balance of $1,130,920 (2008 - $4,331,565; 2007 - $634,366) was expensed in the consolidated statements of operations. Of this amount, $279,990 (2008 - $447,778; 2007 - $665,559) related to options granted in prior years, which vested in the current year.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(g)

Stock-based compensation (Continued)

(i)

(Continued)

As at September 30, 2009, there is $75,526 (2008 - $279,990; 2007 - $447,778) in stock-based compensation, which will be recognized over the next two years as the options vest.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2009	2008	2007

Risk-free interest rate	1.67%	3.90%	3.61%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	93.41%	78.99%	60.71%
Expected option life in years	4.35	5.00	3.53
Fair value at grant date	$0.56	$1.78	$0.50

Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

(ii)

The fair value of warrants issued as finder’s fees in the amount of $117,194 (2008 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	1.20%	3.98%	3.46%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	94.15%	75.0%	77.45%
Expected option life in years	1.5	1.5	1.5
Fair value at grant date	$0.45	$0.92	$0.51

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

7.

SHARE CAPITAL (Continued)

(h)

Shares reserved for issuance at September 30, 2009 and 2008 are as follows:

	2009	2008

Outstanding at September 30	47,313,329	41,382,069
Stock options (note 7(d))	3,772,500	3,642,500
Warrants (note 7(e))	1,611,500	5,398,348
Finder’s warrants (note 7(f))	386,760	-

Fully diluted at September 30	53,084,089	50,422,917

8.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007

Income tax benefit computed at statutory rates	$1,005,914	$2,484,763	$890,022
Non-deductible stock-based compensation	(340,690)	(1,393,031)	(216,446)
Foreign mineral property expenditures deductible for tax purposes	836,150	1,658,693	1,419,570
Write-down of mineral properties	-	(669,375)	-
Book value over tax value of additions to mineral properties	(618,303)	(2,520,987)	(732,927)
Foreign tax rate difference	(27,748)	(42,554)	(28,860)
Change in valuation allowance	(745,958)	1,921,237	(1,285,641)
Effect of change in tax rate	(49,827)	(1,549,849)	-
Other, net	6,032	45,533	(45,718)

Future income tax recovery (expense)	$65,570	$(65,570)	$-

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

8.

INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets (liability)
Non-capital losses carried forward	$1,371,834	$1,229,465
Net capital losses carried forward	619,725	619,725
Share issuance costs	163,253	206,203
Unused cumulative exploration and development expenditures	2,735,887	3,053,800
Equipment	2,349	1,099

	4,893,048	5,110,992
Valuation allowance	(4,893,048)	(5,110,292)
	-	-
Non-capital loss carried forward in Mexico	3,746,539	3,258,136
Excess of book value over tax value of mineral properties in Mexico	(3,746,539)	(3,323,706)
Future income taxes, net	$-	$(65,570)

At September 30, 2009, the Company has non-capital losses of $18,656,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2010	$85,000	$-	$85,000
2012	-	63,000	63,000
2013	-	37,000	37,000
2014	-	25,000	25,000
2015	585,000	23,000	608,000
2016	-	90,000	90,000
2017	-	4,443,000	4,443,000
2018	-	4,902,000	4,902,000
2026	1,070,000	3,797,000	4,867,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,208,000	-	1,208,000

	$5,276,000	$13,380,000	$18,656,000

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

8.

INCOME TAXES (Continued)

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as their realization is not more likely than not.

9.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2009, $19,419 (2008 - $4,830) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2009, $26,380 (2008 - $1,514) is due to directors/officers of the Company for director and consulting fees.

(b)

As at September 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)

Included in consulting fees is $388,928 (2008 - $406,108; 2007 - $236,215) of which $290,000 (2008 - $227,000; 2007 - $144,000) was charged by companies owned by directors and $98,928 (2008 - $179,108; 2007 - $92,215) by a director for consulting services.

(d)

Included in consulting fees is $83,000 (2008 - $nil; 2007 - $nil) paid to directors for directors’ fees.

(e)

Rent of $27,600 (2008 - $10,350; 2007 - $nil) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(f)

Capitalized to mineral properties is $99,402 (2008 - $nil) paid/payable to an officer of the Company, of which $49,701 (2008 - $nil) was capitalized to technical assistance on the La Colorada project and $49,701 (2008 - $nil) was capitalized to technical assistance on the San Antonio project.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008	2007
Non-cash transactions
Shares issued for mineral property	$1,175,000	$71,500	$8,600
Shares issued for acquisition of subsidiary	$65,745	$-	$-
Accounts payable related to mineral properties	$133,962	$62,614	$280,976
Stock-based compensation included in mineral properties (note 7(g)(i))	$27,971	$-	$-
Other supplemental cash flow information
Cash paid during the year for
Interest expense	$-	$-	$4,190
Income tax expense	$-	$-	$-

11.

SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

	2009	2008

Capital assets (including mineral properties)
Canada	$8,426	$13,232
Mexico	14,844,873	10,787,461

	$14,853,299	$10,800,693

Total assets
Canada	$15,527,466	$18,416,369
Mexico	15,714,023	11,366,190

	$31,241,489	$29,782,559

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

12.

COMMITMENT

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$54,574
2011	45,324
2012	30,216

$130,114

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)

Recent United States GAAP pronouncements

(i)

The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new standards for The Hierarchy of Generally Accepted Accounting Principles. These standards, ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established Accounting Standard Codification (the “Codification”). The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities will exist, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

(ii)

Business Combinations

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009.  The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)

Recent United States GAAP pronouncements (Continued)

(iii)

Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active.  The amendment is intended to address the following application issues: (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.  The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(iv)

Investments - Other

In January 2009, FASB amended accounting standards for Investments – Other.  The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities.  The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms.  If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)

Recent United States GAAP pronouncements (Continued)

(v)

Fair Value Measurements and Disclosures

In April 2009, FASB amended accounting standards for Fair Value Measurements and Disclosures.  The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive.  The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions, due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(vi)

Financial Instruments

In April 2009, FASB revised accounting standards for Financial Instruments. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity’s interim financial statements for all financial instruments, whether or not recognized in the statement of financial position.  This revision became effective for the interim reporting period ending after June 15, 2009.  The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)

Recent United States GAAP pronouncements (Continued)

(vii)

Subsequent Events

In May 2009, FASB amended the accounting standard for Subsequent Events. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The revisions should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements. It does require disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. As a result of the adoption of this new standard, the Company evaluated subsequent events to December 14, 2009, the date these consolidated financial statements were available to be issued.

(viii)

Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update is not expected to have any impact on the Company’s consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures may be capitalized.  Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized.  The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

(e)

Bifurcation of proceeds on unit offerings

Under Canadian GAAP, proceeds received on the issuance of units, consisting of common shares and warrants, have been allocated entirely to common shares.  Under US GAAP, proceeds are bifurcated between common shares and warrants using the relative fair value method.  However, the bifurcation of proceeds under US GAAP does not impact the measurement principles applied to shareholders’ equity in these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(f)

Reconciliation of total assets, liabilities and shareholders’ equity

	2009	2008

Total assets for Canadian GAAP	$31,241,489	$29,782,559
Adjustments for US GAAP – capitalized
exploration expenditures	(9,829,158)	(8,107,361)

Total assets for US GAAP	$21,412,331	$21,675,198

Total liabilities for Canadian and US GAAP	$253,897	$264,111

Total equity for Canadian GAAP	30,987,592	29,518,448
Adjustments for US GAAP – capitalized
exploration expenditures	(9,829,158)	(8,107,361)

Total equity for US GAAP	21,158,434	21,411,087

Total equity and liabilities for US GAAP	$21,412,331	$21,675,198

(g)

Reconciliation of net loss

	2009	2008	2007

Net loss for Canadian GAAP	$3,273,010	$7,791,824	$2,608,504
Exploration expenditures	1,721,797	6,854,021	2,658,159
Write-down of exploration costs	-	(1,720,910)	(302,211)

Net loss for US GAAP	$4,994,807	$12,924,935	$4,964,452

Loss per share in accordance
with Canadian GAAP	$0.08	$0.20	$0.10
Total differences	0.04	0.13	0.08

Loss per share in accordance
with US GAAP	$0.12	$0.33	$0.18

Weighted average number of
common shares outstanding	43,506,184	39,493,045	26,941,138

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h)

Comprehensive loss

	2009	2008	2007

Net loss for US GAAP	$4,994,807	$12,924,935	$4,964,452
Other comprehensive income	-	-	-

Comprehensive loss for US GAAP	$4,994,807	$12,924,935	$4,964,452

(i)

Reconciliation of cash flows

	2009	2008	2007

Net cash used in operating activities in accordance with Canadian GAAP	$(2,064,775)	$(1,844,821)	$(1,814,543)
Adjustments to net loss involving use of cash
Write-off of exploration expenditures on mineral properties	(1,622,478)	(7,000,883)	(2,457,592)

Net cash used in operating activities in accordance with US GAAP	(3,687,253)	(8,845,704)	(4,272,135)

Net cash used in investing activities in accordance with Canadian GAAP	(2,728,939)	(9,643,787)	(2,463,824)
Reclassification of expenditures on mineral properties	1,622,478	7,000,883	2,457,592

Net cash used in investing activities in accordance with US GAAP	(1,106,461)	(2,642,904)	(6,232)

Net cash flows from financing activities in accordance with Canadian and US GAAP	2,352,795	19,360,616	9,796,655

Foreign exchange effect on cash in accordance with Canadian and US GAAP	(55,623)	(13,062)	(2,222)
Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(2,496,542)	7,858,946	5,516,066
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	18,049,781	10,190,835	4,674,769

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$15,553,239	$18,049,781	$10,190,835

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

14.

SUBSEQUENT EVENTS

(a)

The Company entered into two agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

In addition, the Company has entered into a promissory agreement whereby the Ejido San Antonio has promised to sell outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($527,597 paid).

(b)

The Company granted 300,000 stock options exercisable at $1.37 per share.  Of the stock options granted, 200,000 are exercisable for a term of one year and vest 25% on the date of grant, and 25% every three, six and nine months thereafter.  The remaining 100,000 stock options have a term of five years and vest 25% on the date of grant and 25% every six, twelve and eighteen months thereafter.